News Release

Cory T. Walker
Chief Financial Officer
(386) 239-7250

April 19, 2010

BROWN & BROWN, INC.
ANNOUNCES
2010 FIRST-QUARTER FINANCIAL RESULTS

(*Daytona Beach and Tampa, Florida*) . . . Brown & Brown, Inc. (NYSE:BRO) today announced its financial results for the first quarter of 2010.

Net income for the first quarter of 2010 was $44,128,000, or $0.31 per share, compared with $48,012,000, or $0.34 per share for the same quarter of 2009. Total revenue for the first quarter ended March 31, 2010 was $252,273,000, compared with 2009 first-quarter revenue of $263,580,000.

J. Powell Brown, President and Chief Executive Officer of Brown & Brown, Inc., noted, "The economy continues to negatively impact middle-market industries. Excluding our Proctor Financial, Inc. subsidiary, we fared incrementally better in the first quarter of 2010 than in the first quarter of 2009. Shrinking insurable exposure units continue to impact our results."

Jim W. Henderson, Vice Chairman and Chief Operating Officer of the Company, added, "We continue to accrete cash to a record level in the Company and we remain committed to acquiring quality agencies. An improving economy is an important component of a robust merger and acquisition environment."

Brown & Brown, Inc. and its subsidiaries offer a broad range of insurance and reinsurance products and services, as well as risk management, third party administration, managed health care, and Medicare set-aside services and programs. Providing service to business, public entity, quasi-public entity, individual, trade and professional association clients nationwide, the Company is ranked by *Business Insurance* magazine as the United States' sixth largest independent insurance intermediary. The Company's Web address is www.bbinsurance.com.

This press release may contain certain statements relating to future results which are forward-looking statements, including those relating to future financial results and to acquisition opportunities. These statements are not historical facts, but instead represent only the Company's current belief regarding future events, many

of which, by their nature, are inherently uncertain and outside of the Company's control. It is possible that the Company's actual results, financial condition and achievements may differ, possibly materially, from the anticipated results, financial condition and achievements contemplated by these forward-looking statements. Further information concerning the Company and its business, including factors that potentially could materially affect the Company's financial results and condition, as well as its other achievements, are contained in the Company's filings with the Securities and Exchange Commission. Some factors include: general economic conditions around the country; downward commercial property and casualty premium pressures; the effects of legislative and regulatory changes in Florida pertaining to the insurance industry, including those relating to coastal property coverages; the competitive environment; the integration of the Company's operations with those of businesses or assets the Company has acquired or may acquire in the future and the failure to realize the expected benefits of such integration; the potential occurrence of a disaster that affects certain areas of the States of California, Florida, Indiana, Michigan, New Jersey, New York, Pennsylvania, Texas and/or Washington, where significant portions of the Company's business are concentrated; and the cost and impact on the Company of previously disclosed regulatory inquiries regarding industry and Company practices with respect to compensation received from insurance carriers. All forward-looking statements made herein are made only as of the date of this release, and the Company does not undertake any obligation to publicly update or correct any forward-looking statements to reflect events or circumstances that subsequently occur or of which the Company hereafter becomes aware.

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Brown & Brown, Inc.
CONSOLIDATED STATEMENTS OF INCOME
For the Three Months Ended March 31, 2010 and 2009
(in thousands, except per share data)
(unaudited)

	2010	2009
REVENUES		
Commissions and fees	$250,674	$263,964
Investment income	331	310
Other income (loss), net	1,268	(694)
Total revenues	252,273	263,580
EXPENSES		
Employee compensation and benefits	122,183	127,341
Non-cash stock-based compensation	1,955	1,816
Other operating expenses	36,333	35,864
Amortization	12,553	12,385
Depreciation	3,253	3,333
Interest	3,608	3,634
Change in estimated acquisition earn-out payable	(696)	-
Total expenses	179,189	184,373
Income before income taxes	73,084	79,207
Income taxes	28,956	31,195
Net income	$ 44,128	$ 48,012
Net income per share:		
Basic	$0.31	$0.34
Diluted	$0.31	$0.34
Weighted average number of shares outstanding:		
Basic	137,623	136,935
Diluted	137,791	137,220
Dividends declared per share	$0.0775	$0.075

INTERNAL GROWTH SCHEDULE
Core Commissions and Fees(1)
Three Months Ended March 31, 2010
(in thousands)
(unaudited)

	Quarter Ended 03/31/10	Quarter Ended 03/31/09	Total Net Change	Total Net Growth %	Less Acquisition Revenues	Internal Net Growth $	Internal Net Growth %
Florida Retail	$ 37,376	$ 40,079	$ (2,703)	(6.7)%	$ 14	$ (2,717)	(6.8)%
National Retail	77,905	77,474	431	0.6%	2,140	(1,709)	(2.2)%
Western Retail	21,960	25,068	(3,108)	(12.4)%	926	(4,034)	(16.1)%
Total Retail	137,241	142,621	(5,380)	(3.8)%	3,080	(8,460)	(5.9)%
Professional Programs	9,826	10,729	(903)	(8.4)%	-	(903)	(8.4)%
Special Programs	28,573	37,811	(9,238)	(24.4)%	552	(9,790)	(25.9)%
Total National Programs	38,399	48,540	(10,141)	(20.9)%	552	(10,693)	(22.0)%
Wholesale Brokerage	33,802	34,462	(660)	(1.9)%	419	(1,079)	(3.1)%
Services	8,996	8,085	911	11.3%	886	25	0.3%
Total Core Commissions and Fees (1)	$218,438	$233,708	$(15,270)	(6.5)%	$4,937	$(20,207)	(8.6)%

Reconciliation of Internal Growth Schedule to Total Commissions and Fees Included in the Consolidated Statements of Income for the Three Months Ended March 31, 2010 and 2009
(in thousands)
(unaudited)

	Quarter Ended 03/31/10	Quarter Ended 03/31/09
Total core commissions and fees(1)	$218,438	$233,708
Contingent commissions	32,236	29,926
Divested business	-	330
Total commission & fees	$250,674	$263,964

(1) Total core commissions and fees are our total commissions and fees less (i) profit-sharing contingent commissions (revenue derived from special revenue-sharing commissions from insurance companies based upon the volume and the growth and/or profitability of the business placed with such companies during the prior year), and (ii) divested business (commissions and fees generated from offices, books of business or niches sold by the Company or terminated).

Brown & Brown, Inc.
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)
(unaudited)

	March 31, 2010	December 31, 2009
ASSETS		
Current assets:		
Cash and cash equivalents	$ 228,805	$ 197,113
Restricted cash and investments	146,360	155,257
Short-term investments	8,345	8,213
Premiums, commissions and fees receivable	211,897	209,462
Deferred income taxes	-	11,791
Other current assets	30,717	31,863
Total current assets	626,124	613,699
Fixed assets, net	60,325	61,467
Goodwill	1,091,791	1,074,397
Amortizable intangible assets, net	465,290	468,862
Other assets	5,907	5,801
Total assets	$2,249,437	$2,224,226
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Premiums payable to insurance companies	$ 327,281	$ 310,296
Premium deposits and credits due customers	31,314	37,715
Accounts payable	29,353	17,431
Accrued expenses and other liabilities	61,686	96,387
Current portion of long-term debt	6,015	17,124
Total current liabilities	455,649	478,953
Long-term debt	250,030	250,209
Deferred income taxes, net	119,184	115,609
Other liabilities	19,177	9,581
Shareholders' equity:		
Common stock, par value $0.10 per share; authorized 280,000 shares; issued and outstanding 142,128 at 2010 and 142,076 at 2009	14,213	14,208
Additional paid-in capital	270,261	267,856
Retained earnings	1,120,918	1,087,805
Accumulated other comprehensive income	5	5
Total shareholders' equity	1,405,397	1,369,874
Total liabilities and shareholders' equity	$2,249,437	$2,224,226